October 9, 2020

Via EDGAR

Ms. Laura Nicholson, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	DCP Midstream, LP

Registration Statement on Form S-3

Filed October 2, 2020

File No. 333-249271

Dear Ms. Nicholson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, DCP Midstream, LP hereby respectfully requests that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time on Wednesday, October 14, 2020, or as soon as practicable thereafter.

Please contact Ms. Lucy Stark of Holland & Hart LLP at (303) 295-8493 as soon as the Registration Statement has been declared effective, or if you have any questions or comments regarding the foregoing.

Very truly yours,

DCP Midstream, LP

By:	DCP Midstream GP, LP
Its:	General Partner

By	DCP Midstream GP, LLC
Its:	General Partner

By:	/s/ Kamal Gala
Name:	Kamal Gala
Title:	Assistant General Counsel and Corporate Secretary

cc:	Brent Backes, DCP Midstream, LP
Lucy Schlauch Stark, Holland & Hart LLP